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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18333


RECEIVED
DEC 2 0 2003
WASH. D.C.
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 AND ENDING October 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky — 917-332-4057
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholders' of
CIBC World Markets Corp. and subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and subsidiaries (the "Company") as of October 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition present fairly, in all material respects, the financial position of CIBC World Markets Corp. and subsidiaries at October 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

December 22, 2003

Consolidated Statement of Financial Condition

CIBC World Markets Corp. and subsidiaries

As of October 31, 2003
with Report of Independent Auditors

(SEC I.D. No.8-18333)

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act

CIBC World Markets Corp. and subsidiaries

Consolidated Statement of Financial Condition

October 31, 2003
(000's omitted, except for share and par value)

Assets	
Cash	$ 43,598
Cash segregated pursuant to federal and other regulations	5,040
Securities purchased under agreements to resell	6,959,541
Receivable from broker-dealers and clearing organizations	3,788,965
Receivable from customers, net	1,097,611
Securities owned, at fair value, includes $846,540 of securities pledged	1,675,814
Exchange memberships owned, at cost (fair value $9,753)	3,093
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $77,151	19,047
Intangible assets, net of accumulated amortization of $19,348	14,570
Income taxes receivable	224,739
Other assets	187,079
Total assets	$14,019,097
Liabilities and shareholders' equity	
Liabilities:	
Drafts payable	$ 10,838
Securities sold under agreements to repurchase	5,548,327
Payable to broker-dealers and clearing organizations	4,591,727
Payable to customers	403,889
Securities sold, not yet purchased, at fair value	1,323,092
Accrued employee compensation and benefits	265,233
Other liabilities and accrued expenses	352,311
	12,495,417
Commitments and Contingencies *(Notes 10 and 14)*	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,000 shares authorized; 5,034 shares issued and outstanding	1,259
Additional paid-in capital	665,262
Accumulated deficit	(188,390)
Accumulated other comprehensive income	49
	478,180
Total liabilities and shareholders' equity	$14,019,097

See notes to consolidated statement of financial condition.

CIBC World Markets Corp. and subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2003
(000's omitted)

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("Inc."). The Canadian Imperial Bank of Commerce ("CIBC" or the "Parent") owns 100% of the common stock of Inc.

On December 10, 2002, it was announced that Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer Holdings, Inc. ("Oppenheimer"), agreed to acquire the US Wealth Management Division which includes the Oppenheimer Private Client and Asset Management businesses of the Company. In consideration of the transaction, the Company received approximately $178,300 in cash plus notes with a fair value of approximately $54,290 for certain assets.

All material intercompany balances have been eliminated in consolidation.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities. In addition, the Company is a primary dealer in U.S. government securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency or principal basis.

1. Organization and Significant Accounting Policies (continued)

Securities and Commodities Transactions (continued)

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by counterparty when permitted.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations. At October 31, 2003, the fair value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $13,151,277 of which $12,357,733 was sold or repledged. Included in other assets are securities under control with a market value of $27,483 which the Company received in lieu of cash to collateralize certain securities lending transactions. The obligation to return these securities is included in other liabilities and accrued expenses at fair value.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided on a straight-line basis over their useful lives. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.142, *Goodwill and Other Intangible Assets*. SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. The Company adopted SFAS No. 142 on November 1, 2001 and tests its intangible assets for impairment annually, in the second quarter, or more frequently if there are indications of impairment. For the year ended October 31, 2003, there were no impairment charges as a result of these tests.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that effect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from these estimates.

Fair Value of Certain Liabilities

Liabilities subordinated to claims of general creditors are recorded at their carrying amount of $1,045,500. At October 31, 2003, the fair value of liabilities subordinated to claims of general creditors was approximately $1,066,000.

Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported separately in shareholders' equity as accumulated other comprehensive income on the consolidated statement of financial condition.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

New Accounting Pronouncements

SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146")*
In June 2002, the FASB issued SFAS 146 which requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than the date upon which a company commits to an exit plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. Implementation of SFAS No.146, had no material impact on the Company's statement of financial condition

FASB Interpretation No.45 *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45")*
In November 2002, the FASB issued FIN 45 which requires a guarantor to recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantees, and details the disclosures to be made by the guarantor. Initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued after December 31, 2002. The disclosure requirements are effective for financial statements issued after December 15, 2002. Implementation of FIN 45, had no material effect on the Company's statement of financial condition.

FASB Interpretation No.46 *Consolidation of Variable Interest Entities ("FIN 46")*
In January 2003, the FASB issued FIN 46 which requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the risks, rewards or both of that entity. FIN 46 is effective immediately for VIE's created after January 31, 2003. For VIE's created prior to February 1, 2003, FIN 46 is effective for the first interim period beginning on or after December 15, 2003. Implementation of FIN 46, is not expected to have a material impact on the Company's statement of financial condition.

2. Cash and Cash Segregated Pursuant to Federal and Other Regulations

Cash represents money deposited with a financial institution that can be withdrawn. Cash segregated pursuant to federal and other regulations includes cash segregated under the requirements of the Commodity Exchange Act.

(000's omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2003 are as follows:

Receivable from broker-dealers and clearing organizations:	
Securities borrowed	$ 3,521,943
Clearing organizations	92,533
Securities failed to deliver	66,290
Receivable from Oppenheimer	58,843
Other	49,356
	$ 3,788,965
Payable to broker-dealers and clearing organizations:	
Securities loaned	$ 4,260,520
Clearing organizations	180,796
Securities failed to receive	119,079
Broker-dealers	1,419
Other	29,913
	$ 4,591,727

As these amounts are substantially short-term in nature, their carrying amounts are a reasonable estimate of fair value.

4. Receivable from and Payable to Customers

Balances receivable from customers are generally collateralized by marketable securities. Payable to customers primarily represents free credit balances of customers and amounts payable against receipts of marketable securities.

Receivable from customers is net of an allowance for doubtful accounts of $22 as of October 31, 2003.

(000's omitted)

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2003 consist of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 776,226	$ 871,292
Canadian government and provincial obligations	231,953	243,706
State and municipal obligations	64,376	5,043
Corporate bonds	196,272	116,487
Stocks and warrants	153,253	78,141
Money market funds	250,000	-
Options	3,724	8,423
Commercial paper	10	-
	$1,675,814	$1,323,092

6. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, investment management services and services related to investment banking and financial products activities.

(000's omitted)

6. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated statement of financial condition:

Assets	
Securities purchased under agreements to resell	$ 4,115,824
Receivable from broker-dealers and clearing organizations	661
Receivable from customers	1,064,058
Income taxes receivable	19,998
Other assets	23,151
Liabilities	
Securities sold under agreements to repurchase	598,507
Payable to broker-dealers and clearing organizations	1,780,098
Payable to customers	251,742
Other liabilities and accrued expenses	7,840
Subordinated liabilities	1,045,500

In addition, the Company has pledged securities with a fair value of $1,097,300 against securities borrowed from an affiliate with a fair value of $1,092,491.

The Company has agreements with CIBC under which the Company utilizes office space and other assets of CIBC.

7. Drafts Payable

Drafts payable represent amounts drawn by the Company against various banks. As these amounts are short-term in nature, their carrying amount is a reasonable indicator of the fair value.

(000's omitted)

8. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors as of October 31, 2003, consist of the following:

Subordinated loan due November 2004	$ 75,000
Subordinated loan due December 2004	321,000
Subordinated loan due December 2007	249,500
Subordinated loan due March 2008	400,000
	$ 1,045,500

The subordinated loans are payable to an affiliate. The subordinated loans maturing in November and December 2004 bear interest at 6.80% per annum. The loans maturing in December 2007 and March 2008 bear interest at the three-month LIBOR rate plus eighty-four basis points per annum. Additionally, the Company has a revolving subordinated loan facility which represents a commitment by an affiliate to lend the Company a maximum of $400,000. This committed facility expires in July 2005 and was not utilized as of October 31, 2003.

The liabilities subordinated to claims of general creditors are subordinated to all existing and future claims of all non-subordinated creditors of the Company and have been approved as regulatory capital and constitute part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

9. Income Taxes

The Company is part of the consolidated US federal income tax return filed by Inc. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

(000's omitted)

9. Income Taxes (continued)

Pursuant to an intercompany tax allocation agreement, the Company's tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's share of the liability or benefit realized by the consolidated group is due to, or from, Inc.

The components of the deferred income tax benefit included in the consolidated statement of operations and comprehensive income as determined in accordance with

Under SFAS No. 109, *Accounting for Income Taxes("SFAS 109")*, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at current income tax rates. Under certain circumstances, estimates are used in the determination of temporary differences.

Included in income taxes receivable at October 31, 2003 is a net deferred tax asset of $179,946 from continuing operations and $24,795 from discontinued operations, comprised of the following:

	Continuing Operations	Discontinued Operations
Net operating loss carryforward	$ 64,943	$ -
Depreciation	13,438	-
Deferred compensation	10,480	-
Goodwill	10,252	-
Reserves/restructuring	42,432	12,844
Charitable contribution carryover	7,642	-
Other post employment benefits	7,771	-
Investment in partnerships	22,838	-
Reserve related to sale to Oppenheimer	-	11,951
Other	150	-
	$ 179,946	$ 24,795

(000's omitted)

9. Income Taxes (continued)

The Company had no deferred tax valuation allowance at October 31, 2003. The Parent and the Company believe that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration.

Income taxes refunded, net of amounts paid, totaled approximately $48,545 as of October 31, 2003. These amounts include estimated payments made during the year.

As of October 31, 2003, the Company had net operating loss ("NOL") carryforwards of approximately $153,592 available for future utilization. These NOLs begin to expire in 2022 for federal, NYS and NYC purposes.

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company occupies office premises under noncancelable leases expiring on various dates through 2015. The Company's principal offices are located in New York City. At October 31, 2003, aggregate minimum rental commitments for office space leases are as follows for each respective year ended October 31:

2004	$	48,037
2005		45,574
2006		39,575
2007		15,721
2008		16,272
In aggregate thereafter		69,767
	$	234,946

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal.

The aggregate minimum rental commitments above also includes approximately $79,854 for leases at One World Financial Center ("WFC"), which have been surrendered to the landlord pursuant to a surrender agreement. The landlord has sublet these premises, however, the Company remains liable under the terms of the sublease.

(000's omitted)

10. Commitments and Contingencies (continued)

Assigned Lease Commitments

The Company remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of a default by Oppenheimer. At October 31, 2003, future minimum rental payments for leases for which the Company is contingently liable are as follows:

2004	$	9,830
2005		9,009
2006		8,101
2007		7,009
2008		5,598
In aggregate thereafter		23,700
	$	63,247

Other Commitments

At October 31, 2003, the Company had outstanding commitments to fund investments in partnerships and municipal bond offerings of approximately, $14,643 and $706, respectively.

Litigation

The Company, CIBC and certain of its affiliates are named as defendants in various Enron related actions in the U.S. These actions include *Newby, et al v. Enron Corp., et al*, a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron's accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron's accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC's claims in

10. Commitments and Contingencies (continued)

Litigation (continued)

the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC believes these claims are without merit and intends to vigorously defend each of the Enron related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in court-ordered mediation in an effort to resolve these claims asserted in the *Newby* and other cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

In addition, CIBC continues to cooperate fully with the U.S. Securities and Exchange Commission (the "SEC") and the Department of Justice Enron Task Force in connection with their investigations of certain transactions with Enron. See Note 19 for discussion of the settlement of these matters, which was announced on December 22, 2003.

Many aspects of the Company's business involve substantial risks of potential liability. In the normal course of business, the Company has been named a defendant in numerous civil actions. Several of these actions are class actions, purportedly brought on behalf of various classes of claimants, which demand damages in large or indeterminate amounts.

In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The amounts sought from the Company in pending litigation and other claims are substantial. Nevertheless, after considering all relevant facts and the opinions of the Company's general counsel as well as outside counsel, it is the opinion of the management of the Company that the resolution of such litigation and other claims will not in the aggregate have a material adverse effect on the Company's financial position; such resolution could have a material adverse impact on operating results in future periods depending in part on the results of these periods.

11. Employee Benefit Plans

The Company has defined contribution plans administered by the Company or an affiliate, which meet the requirements of Section 401(k) of the Internal Revenue Code.

(000's omitted)

12. Postretirement Benefits

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees and accounts for such benefits under SFAS No. 106, *"Employers Accounting for Postretirement Benefits Other Than Pensions"*, requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliates' funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

13. Restructuring

During the year ended October 31, 2003, the Company substantially completed staff reductions that were disclosed at the end of 2002. The remaining balance is primarily for the future costs of fulfilling severance commitments, for employees who no longer work for the Company.

Balance, October 31, 2002	$ 25,546
Cash payments	(21,876)
Balance, October 31, 2003	$ 3,670

14. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated statement of financial condition at the October 31, 2003 fair value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2003.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward and futures contracts, when issued securities and the writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

14. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The contractual or notional amounts of these instruments as of October 31, 2003 are set forth below:

Financial futures contracts:	
Commitments to purchase	$ 1,210,200
Commitments to sell	888,300
Forward financing transactions:	
Commitments to borrow	4,127
Commitments to repurchase	3,350,000
Exchange-traded and over-the-counter options:	
Securities and stock indices purchased	59,441
Securities and stock indices written	77,691

The notional or contractual amounts above do not represent the potential market risk to the Company but are an indication of the volume of these transactions. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

The notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

14. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company, is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings.

The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

(000's omitted)

15. Trading and Related Activities

Derivative instruments are reflected at fair value in the consolidated statement of financial condition. The fair value of derivative financial instruments at October 31, 2003, is included in receivable from and payable to broker-dealers and clearing organizations for financial futures contracts, and securities owned and securities sold, not yet purchased at fair value for equity options.

16. Net Capital Requirements

As a registered broker-dealer and member firm of the New York Stock Exchange ("NYSE"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of funds required to be segregated, as defined by the CFTC, whichever is greater.

As of October 31, 2003, the Company's net capital under the Uniform Net Capital Rule was $957,864 and the amounts in excess of 2% and 5% of aggregate debit items were $921,891 and $867,931, respectively.

(000's omitted)

17. Events of September 11, 2001

The Company's operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11. Although the Company is still in negotiations with certain insurance carriers as to a final settlement of the insurance claims, the Company recorded an insurance recovery receivable for the amounts for which it considers recovery is probable. In 2003, the Company received insurance claim payments and applied them against the receivable. These payments have no impact on the Company's operations for the year and any future insurance recoveries are not expected to have a significant impact on the Company's future operations. In 2003, the Company settled the business interruption insurance claim.

Following the events of September 11, the Company entered into leases for various temporary mid-town Manhattan premises. In conjunction with the Oppenheimer sale in the first quarter of 2003, the Company decided to reconfigure these temporary premises.

18. Discontinued Operations

On December 10, 2002, the Company announced its intention to sell it's US Wealth Management Division to Oppenheimer and exit this line of business in the U.S. Accordingly, the consolidated statement of financial condition reflects the net assets of the Wealth Management Division as discontinued operations in accordance with SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*. The sale was substantially completed on June 4, 2003. There were no adjustments needed to reduce assets and liabilities to net realizable value.

19. Subsequent Event

On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (the "SEC") to a settlement resolving the SEC's investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, the Company paid approximately $19,000 in disgorgement, penalties and interest, which was provided for in the Company's 2003 annual consolidated financial statements. This settlement concludes the SEC's investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law, that in the Department's view have been committed by CIBC and its former

19. Subsequent Event (continued)

employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC's continued cooperation with the Department; its acceptance of responsibility for conduct of its former employees, its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions ("OSFI") to implement the policies and procedures outlined in CIBC's agreements with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC's compliance with these policies. Management does not expect the terms of these settlements to have a material adverse impact on the Company's financial position or results of its operation.